Exhibit 99.1

Increase in self-mining capacity to 5.5 EH/s complete

First 20MW Childress data center operational

Investor update call to be held on May 10

Key Highlights1

Key metrics[2]	Apr-23
Average operating hashrate (PH/s)	3,965
Bitcoin mined	319
Mining revenue (US$’000)	9,037
Electricity costs (US$’000)	4,184
Revenue per Bitcoin (US$)	28,331
Electricity costs per Bitcoin (US$)	13,118 (12,563 adj)[3]

•	Corporate:
•	Increased operating hashrate by 118% to 5.5 EH/s (as at May 3)
•	Investor update call to be held on May 10, 2023
•	US$18.4m AEP refund received
•	New R&D initiatives underway
•	Further ordinary shares acquired by a director, Mr. Michael Alfred
•	Operations (for the month of April 2023):
•	Average operating hashrate of 3,965 PH/s (+107% vs. March)
•	Monthly operating revenue of US$9.0 million (+109% vs. March)
•	319 Bitcoin mined (+85% vs. March)
•	Construction:
•	Childress (20MW – Texas, USA)
o	600MW bulk power substation and 100MW primary substation energized
o	20MW data center operational, with final commissioning activities
o	580MW of spare power capacity for expansion, planning underway

Corporate update

Increase in self-mining capacity to 5.5 EH/s complete

Iris Energy is pleased to advise that it has increased its operating hashrate from 2.5 EH/s4 to a current level of 5.5 EH/s, completing its recently announced increase in self-mining capacity to 5.5 EH/s.

1 All timing references in this investor update are to calendar months, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 The Company’s unadjusted electricity costs per Bitcoin mined were elevated in April primarily due to excess demand charges for our BC sites attributable to demand charges being billed based on peak (vs. average) demand for the period (noting the material ramp up in operating capacity during April). The adjusted electricity costs per Bitcoin mined excludes such excess demand charges (i.e., assumes demand charges based on average demand for the period). As our operating capacity ramp up is nearing completion, all else being equal, we currently expect our electricity costs per Bitcoin mined to normalize from next month.
4 As at March 31, 2023.

Investor update call on May 10

Iris Energy will host a webcast and conference call to provide an update on its strategic priorities on Wednesday, May 10, 2023, beginning at 5:00 p.m. USA Eastern Time. The webcast will be recorded, and the replay will be accessible shortly after the event at https://investors.irisenergy.co/events-and-presentations

Webcast and Conference Call Details
Date:	Wednesday, May 10, 2023
Time:	5:00 p.m. USA Eastern Time (2:00 p.m. Pacific Time or 7:00 a.m. Australian Eastern Standard Time on Thursday, May 11, 2023)

	Participant	Registration Link
	Live Webcast	Use this link
	Phone Dial-In	Use this link

US$18.4m AEP refund received

On April 20, 2023, Iris Energy confirmed that US$18.4m of deposits previously paid by the Company to AEP Texas were released following energization of the 600MW bulk power substation at Childress and connection of the site to the ERCOT grid.

New R&D initiatives

As part of Iris Energy’s exploration and investment in R&D initiatives to facilitate growth beyond its first 5.5 EH/s, the Company acquired 200 of the latest generation Bitmain S19 XP miners for testing across its sites.

Share acquisition by director

The Company advises that between March 13, 2023 and May 4, 2023, an entity affiliated with Mr. Michael Alfred, a director on the Company's Board of Directors, has acquired 555,461 ordinary shares in the Company (in aggregate) for total consideration of approximately $1,790,210.

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 710 PH/s in April compared to 591 PH/s last month.

Mackenzie update (2.5 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 1,874 PH/s in April compared to 862 PH/s last month.

Prince George update (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 1,292 PH/s in April compared to 458 PH/s last month.

Childress update (0.6 EH/s, 20MW capacity) – Texas, USA

During the month, Iris Energy energized the 600MW bulk power substation and the 100MW primary substation at its Childress site.

The Company’s first 20MW data center (supporting ~0.6 EH/s) is now operational, with final commissioning activities.

5 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

The project achieved average monthly operating hashrate of 89 PH/s in April reflecting a partial month of operations.

The Company’s significant upfront investment in key infrastructure provides the ability to rapidly and efficiently expand beyond the first 20MW. Planning is underway to utilize the 580MW of spare power capacity at the site.

Childress – miners installed and hashing	Childress – aerial view of the site

Community engagement

Applications for the Community Grants Programs in Mackenzie and Prince George are now open. Not-for-profit organizations are encouraged to apply for up to C$10,000 towards initiatives that support the local community. Please visit our website to apply.

Iris Energy proudly sponsored a female apprentice electrician in Canada through the Community Grants Program last year, and we are delighted to report that Pamela Viau has successfully completed her qualifications and is now working on a full-time basis with Iris Energy. Grant recipient, Pamela said:

“I would like to express my gratitude towards Iris Energy who contributed to my career and my personal development. Last year I went back to school to pursue the schooling portion of my apprenticeship and finalize it. Through a generous grant made by Iris Energy, I was able to put aside the stressful burden that every student faces while at school – money, and the freedom to focus only on my studies.”

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 760MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 3,965 PH/s in April (compared to 1,912 PH/s in March), with the increase primarily attributable to the installation of additional miners across our sites. The increase in Bitcoin mined (319 vs. 173 in March) and electricity costs ($4.2 million vs. $2.2 million in March) were also primarily attributable to the increase in installed miners. Adjusted electricity costs per Bitcoin was $12.6k in April (compared to $11.5k in March), with the increase primarily attributable to an increase in the difficulty-implied global hashrate.

Operating	Feb-23	Mar-23	Apr-23
Renewable energy usage (MW)[6]	54	59	119
Avg operating hashrate (PH/s)	1,730	1,912	3,965

Financial (unaudited)[2]	Feb-23	Mar-23	Apr-23
Bitcoin mined	156	173	319
Mining revenue (US$’000)	3,539	4,324	9,037
Electricity costs (US$’000)	1,869	2,172	4,184
Revenue per Bitcoin (US$)	22,637	25,030	28,331
Electricity costs per Bitcoin (US$)	11,956 (10,608 adj)[3]	12,570 (11,533 adj)[3]	13,118 (12,563 adj)[3]

Miner Shipping Schedule	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (as at May 3)	S19j Pro[7]	54,875	5.5	5.5
Inventory – pending deployment or in transit	S19j Pro[8]	2,311	0.2	5.7
Total*		57,186	5.7	5.7
* As noted in the table below, the Company’s existing data center capacity is estimated to support ~5.5 EH/s of Bitmain S19j Pro miners.

Site	Capacity (MW)	Capacity (EH/s)[9]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.5	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Total (BC, Canada)	160	4.9
Childress (Texas, US)	20	0.6	Final Commissioning	Operating
Total (Canada & USA)	180	5.5

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

6 Comprises actual power usage for Canal Flats, Mackenzie, Prince George, and Childress.
7 Includes mix of lower efficiency hardware, which is estimated to represent less than 2% of the operating 5.5 EH/s.
8 Includes S19 XP hardware which is estimated to represent ~16% of miners pending deployment or in transit. Excludes some lower efficiency hardware.
9 Reflects estimated hashrate capacity by site assuming full utilization of available data center capacity with Bitmain S19j Pro miners.

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply for Bitcoin mining due to restrictions imposed by governmental authorities or otherwise; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under any hardware purchase contracts or debt financing obligations) and the Company’s growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and is taking steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, including appointing a receiver with respect to such special purpose vehicles, which is expected to result in the loss of the relevant Bitcoin miners securing such loans and has materially reduced the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6 K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of April 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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